March 13, 2020

Monte Brem
Chairman and Co-Chief Executive Officer
StepStone Group Inc.
450 Lexington Avenue, 31st Floor
New York, NY 10017

       Re: StepStone Group Inc.
           Amendment No. 2 to
           Draft Registration Statement on Form S-1
           Submitted March 2, 2020
           CIK No. 0001796022

Dear Mr. Brem:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement Submitted March 2, 2020

Management, page 159

1. As exhibits to your registration statement, please file consents for the director nominees
       Scott W. Hart, Jose A. Fernandez, and Michael I. McCabe, pursuant to Rule 438 of the
       Securities Act.
 Monte Brem
StepStone Group Inc.
March 13, 2020
Page 2

       You may contact Ben Phippen at 202-551-3697 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                        Sincerely,
FirstName LastNameMonte Brem
                                                        Division of Corporation
Finance
Comapany NameStepStone Group Inc.
                                                        Office of Finance
March 13, 2020 Page 2
cc:       Andrew L. Fabens
FirstName LastName